December 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (410)237-5427

Mr. Edward J. Kelly, III
President and Chief Executive Officer
Mercantile Bankshares Corporation
Two Hopkins Plaza
P.O. Box 1477
Baltimore, MD 21203

Re:	Mercantile Bankshares Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 0-5127

Dear Mr. Kelly:

      We have reviewed your response letter dated December 9, 2005 and have the following additional comment.


Form 10-K, filed on March 15, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Non-GAAP Reconciliation, page 54
1. We note your response to comments 2 and 3 in our letter dated November 17, 2005 regarding the useful information for investors provided by the inclusion of non-GAAP financial measures. Please provide us with the proposed additional disclosures you will use in your 12/31/2005 financial statements to disclose the reasons management believes that presentation of these non-GAAP financial measures provides useful information to investors. Please refer to
Item 10(e)(i)(C) of Regulation S-K.


* * * * *



      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Amanda Roberts at (202) 551-3417 or me at
(202) 551-3492 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,


John P. Nolan
Accounting Branch Chief


Mr. Edward J. Kelly, III
Mercantile Bancshares Corporation
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